Exhibit T3B.7

AMENDMENT

TO

THIRD AMENDED AND RESTATED BYLAWS

OF

CBL & ASSOCIATES PROPERTIES, INC.

Effective June 22, 2018

Section 2.2 of the Bylaws is hereby deleted in its entirety and the following Section 2.2 is inserted in lieu thereof:

Section 2.2. Special Meeting. Subject to the rights of the holders of any series of preferred stock, par value $.01 per share, of the Corporation (the “Preferred Stock”) to elect additional directors under specified circumstances, if any, special meetings of the stockholders may be called by the Chairman of the Board or by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies (the “Whole Board”) and shall be called by the Chairman of the Board, the Chief Executive Officer or the President at the request of the holders of 25% of the outstanding shares of the Corporation entitled to vote.

Section 3.4 of the Bylaws is hereby deleted in its entirety and the following Section 3.4 is inserted in lieu thereof:

Section 3.4. Special Meetings. Special meetings of the Board of Directors shall be called at the request of the Chairman of the Board, the Chief Executive Officer, the President or a majority of the Board of Directors or a majority of the Independent Directors (as defined in Section 3.9). The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.

Section 4.4 of the Bylaw’s is hereby deleted in its entirety and the following Section 4.4 is inserted in lieu thereof:

Section 4.4. President. The President shall act in a general executive capacity and shall assist the Chairman of the Board and the Chief Executive Officer in the administration and operation of the corporation’s business and general supervision of its policies and affairs. In the absence of or because of the inability to act of the Chairman of the Board and the Chief Executive Officer, the President shall perform all duties of the Chairman of the Board and preside at all meetings of stockholders and of the Board of Directors. The President may sign, alone or with the Secretary, or an Assistant Secretary or any other proper officer of the corporation authorized by the Board of Directors, certificates, contracts and other instruments of the Corporation as authorized by the Board of Directors.

Section 4.5 of the Bylaws is hereby deleted in its entirety and the following Section 4.5 is inserted in lieu thereof:

Section 4.5. Chief Executive Officer. The Board of Directors may designate a Chief Executive Officer from among the elected officers. In the absence of such designation, the Chairman of the Board shall be the Chief Executive Officer of the Corporation. The Chief Executive Officer shall, in the absence of or because of the inability to act of the Chairman of the Board, perform all duties of the Chairman of the Board and preside at all meetings of stockholders and of the Board of Directors. The Chief Executive Officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board of Directors. The Chief Executive Officer may sign, alone or with the Secretary, or an Assistant Secretary or any other proper officer of the Corporation authorized by the Board of Directors, certificates, contracts and other instruments of the corporation as authorized by the Board of Directors.